HOTH THERAPEUTICS, INC.

1 Rockefeller Plaza, Suite 1039

New York, New York 10020

August 13, 2018

VIA EDGAR

United States Securities and Exchange Commission

100 F. Street, NE

Washington, DC 20549

Attention:	Effie Simpson Doug Jones Julie Griffith Susan Block

Re:	Hoth Therapeutics, Inc. Draft Registration Statement on Form S-1 Submitted June 21, 2018 CIK No. 0001711786

Dear Ladies and Gentlemen:

This letter sets forth responses on behalf of Hoth Therapeutics, Inc., a Nevada corporation (the “Company”), to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated July 18, 2018 (“Comment Letter”) regarding the Company’s Registration Statement on Form S-1 (the “Registration Statement”).

For the convenience of the Staff, each comment from the Comment Letter corresponds to the numbered paragraphs in this letter and is restated prior to the response to such comment.

Prospectus Summary

Overview, page 6

1.	Please briefly explain here what a “505(b)(2) regulatory pathway” is.

Response:

The Company has addressed the foregoing comment in the Registration Statement.

2.	We note your disclosure that you intend to pursue Phase 2 clinical testing. Please explain briefly here what step in the regulatory approval process you currently are in.

Response:

The Company has addressed the foregoing comment in the Registration Statement.

Risks Associated with Our Business, page 8

3.	Disclose the net losses you have sustained from inception to the date of the prospectus in this section.

Response:

The Company has addressed the foregoing comment in the Registration Statement.

Implications of being an Emerging Growth Company, page 9

4.	Please provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communication.

Response:

There have been no written communications, as defined in Rule 405 under the Securities Act, that the Company or anyone authorized to do so on the Company’s behalf, presented to potential investors in reliance on Section 5(d) of the Securities Act.

The Offering, page 10

5.	Please tell us the timing of the reverse stock split and disclose the impact, if any, of the reverse stock split on the exercise of the warrants.

Response:

The reverse stock split will be effectuated contemporaneously with this offering. The ratio of the reverse stock split remains under discussion between the Company and the underwriter, particularly in light of the recent significant volatility in the capital markets, and the final reverse stock split ratio will be included in an amendment to the Registration Statement prior to any distribution of the preliminary prospectus in connection with the Company’s road show.

With respect to the warrants issued in the Company’s private placement conducted from October 2017 until February 2018, the exercise price (currently $0.25 per share) and the number of common stock issuable upon exercise of the warrants is subject to adjustments upon the occurrence of a reverse stock split. Upon the occurrence of a reverse stock split, the exercise price shall be multiplied by a fraction of which the numerator shall be the number of shares of the Company’s common stock outstanding immediately before the reverse stock split and the denominator shall be the number of shares of the Company’s common stock outstanding immediately after the reverse stock split. In addition, the number of shares issuable upon exercise of the warrant shall be proportionately adjusted such that the aggregate exercise price of the warrant shall remain unchanged.

6.	Please disclose the percentage vote required to amend your charter agreement, and disclose here what vote is required to amend the terms of the warrants. We may have further comments when we have reviewed the formation documents in their final form.

Response:

The Company has addressed the foregoing comment in the Registration Statement.

Risk Factors

If we are not able to obtain any required regulatory approvals for our product candidates…our ability to generate revenue will be limited, page 13

7.	Explain briefly what you mean by CVB vaccine product candidate the first time you use the term.

Response:

The Company has addressed the foregoing comment in the Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Plan of Operations, page 49

8.	Please briefly describe the circumstances in which you would expect to generate revenue, what regulatory approvals are necessary before you can generate revenues, and when you expect that might occur.

Response:

The Company has addressed the foregoing comment in the Registration Statement.

9.	Please revise to disclose your monthly “burn rate” and how long you anticipate your present capital will last at that rate. Please also disclose your current cash balance on hand as of the most recent practicable date and update that with any subsequent amendment. In this regard, we note your statement in the Use of Proceeds section on page 43 that you expect the net proceeds of the offering, together with other sources of liquidity, to be sufficient to fund your operations for twelve to eighteen months following the date of the prospectus. Explain the reasons that you believe the amounts disclosed are consistent.

Response:

The Company has addressed the foregoing comment in the Registration Statement.

Fair Value of Common Stock, page 52

10.	We note that your board of directors considered contemporaneous valuations of your common and preferred stock prepared by a third party. Tell us what consideration you have given to naming the third party and furnishing the results of their consideration to stockholders.

Response:

The Company has revised the disclosure in the Registration Statement to reflect the basis upon which the Company and the Board made their determination with respect to these matters.

Business, page 54

11.	Briefly explain terms such as “in-vitro” and “in-vivo,” (and highlight the distinction between the two) the first time you use each technical term. Other examples include “microcolonization,” “chelation” and “planktonic.”

Response:

The Company has addressed the foregoing comment in the Registration Statement.

12.	We note your disclosure that BioLexa is a new topical dosage form repurposing the antibiotic Gentamicin, which will allow the company to rely on all of the available toxicology data on Gentamicin and Ca-DTPA in your FDA filings. Please explain briefly what you mean by this, how the ability to rely on existing toxicology data may change the regulatory pathway in your case, and quantify if possible how much time you expect to save.

Response:

The Company has addressed the foregoing comment in the Registration Statement.

Sublicense with Chelexa, page 58

13.	We note the disclosure that the sublicense will continue until the May 31, 2025 or upon the date the patent rights granted are to expire. Please disclose the date the patent rights expire or advise.

Response:

The patent rights granted include all patents and patent applications based on the licensed technology, and any foreign counterparts thereof, as well as all continuations, continuations-in-part, divisions, and renewals thereof, all patents which may be granted thereon, and all reissues, reexaminations, extensions, patents of additions and patents of importation thereof. Based upon currently existing patents and patent applications, as previously disclosed, the expiration date of the last to expire licensed patents would be April 16, 2033. Thus, the would sublicense will continue to until May 31, 2025, which is an earlier date. The Company has revised the disclosure in the Registration Statement to disclose this date as the current expiration date.

Current Treatments, page 60

14.	Please balance the disclosure concerning current treatments to include the information that some of the user complaints, such as that the product is messy to use, could also apply to the topically applied drug you are developing. In addition, include the information, if true, that until clinical trials are completed, there is no data to support the belief that your product will not have side effects.

Response:

The Company has addressed the foregoing comment in the Registration Statement.

Manufacturing and Supply, page 64

15.	Expand the description of the manufacturing of your product by Particle Sciences, Inc. to include information concerning the sources and availability of raw materials. Refer to Item 101(h)(4)(v) of Regulation S-K.

Response:

The Company has addressed the foregoing comment in the Registration Statement.

16.	If you have entered into a written agreement with Particle Sciences, Inc., please file the agreement as an exhibit to your registration statement, or tell us why you do not believe it to be material.

Response:

The Company has not yet entered into an agreement with Particle Sciences, Inc. The Company will file the agreement when available.

Intellectual Property Portfolio, page 64

17.	Please refer to the last paragraph in this section. We note the reference to the BioLexa U.S. patent in the first sentence. Please explain what patent applications you are referring to in the last sentence of that paragraph.

Response:

The Company has addressed the foregoing comment in the Registration Statement.

Description of Capital Stock, page 81

18.	Please also include a description of the warrants.

Response:

The Company has addressed the foregoing comment in the Registration Statement.

Report of Independent Registered Accounting Firm, page 1

19.	Please add the city and state to the independent auditor’s opinion in accordance with Rule 2-02 (a)(3) of Regulation S-X.

Response:

The Company has addressed the foregoing comment in the Registration Statement.

Sincerely,

Hoth Therapeutics, Inc.

\s\ Robb Knie
By: Robb Knie
Title: Chief Executive Officer